1Q	2Q	3Q	4Q	Total FY2015
	Affiliated Broker(s)
Transamerica Capital Growth (MS)	 $73.86
$133.83 	 $-   	 $-   	 $207.69
	BIDS(Q1, Q2)
Transamerica Enhanced Muni (Belle Haven)	 $-
$-   	 $-   	 $-   	 $-
Transamerica Growth Opportunities (MS)
$458.25 	 $52.63 	 $-   	 $-   	 $510.88
	BIDS(Q1, Q2)
Transamerica High Yield Muni (Belle Haven)	 $-
$-   	 $-   	 $-   	 $-

*BelleHaven charges no commissions. All trades were done on an agency basis. There is a $10 ticket charge per trade.